Jardines

04030375

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

12th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2004 MAY 25 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Mr Sydney S W Leong is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, resulting from the scrip election in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit (US$)
Sydney S W Leong	Scrip Dividend of JMH	12/05/2004	+12,704	10.46

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

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